UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: Pine Grove Alternative Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

25 DeForest Avenue

Summit, NJ 07901

Telephone Number (including area code):

(908) 273-6321

Name and Address of Agent for Service of Process:

Matthew Stadtmauer

c/o Pine Grove Asset Management LLC

25 DeForest Avenue

Summit, NJ 07901

With Copies of Notices and Communications to:

Aisha Hunt, Esq.

Dechert LLP

One Maritime Plaza

San Francisco, CA 94111

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO   ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Summit and State of New Jersey on the 3rd day of July, 2013.

PINE GROVE ALTERNATIVE FUND

/s/ Matthew Stadtmauer
By:	Matthew Stadtmauer
Trustee

Attest:	/s/ Jennifer Babsin Neirick
Jennifer Babsin Neirick
Authorized Person of Pine Grove Asset Management
LLC